InnerLight Holdings, Inc. 867 East 2260 South Provo, Utah 84606 ph: (801) 655-0605 fx: (801) 655-0621 www.innerlightinc.com

July 8, 2009

Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549
Attn: Janice McGuirk

RE:	InnerLight Holdings, Inc.
File No. 333—152430 (Form S-1/A10)

Dear Ms. McGuirk:

The attached Amendment No. 10 to the above-referenced filing has been filed on EDGAR and a hard copy is submitted (in redline format) in response to your comments by the letter dated July 1, 2009. This Amendment reflects the unaudited financial statements and narrative information through the three months ended March 31, 2009 and the audited financial statements and narrative information through the fiscal year ended December 31, 2008. It also provides shareholder information current to July 8, 2009.

With respect to the comments related to the Form S-1/A9, please note the following amendments to that Registration, keyed to the numerated comments of your letter and with reference to the appropriate pages of Amendment No. 10:

1.	Management’s Discussion and Analysis
Comparison of three months, page 22.

a.
We have revised the language regarding the decrease in revenues. We have also indicated that we expect the trend to continue. This has also been added to the overview, and is consistent with the results of most companies in the current economic climate.

b.
Our leaders, or the highest ranking distributors, are a primary source for feedback to us on how the business is running. They are closer to the distributor base and deal with them constantly. The most common report for the decrease in revenues is the economy, and the caution that distributors are using in their purchases. The industry as a whole has been affected.

c.
As suggested, we have added a risk factor in that section on page 8, entitled “Our revenues and growth of new distributors have decreased”. The new risk factor discloses the fact that we have had decreasing revenues and expect the trend to continue.

2.	Security ownership, page 26.

a.
Joseph Currivan has been the sole Officer, Director and Shareholder of Chilesha Holdings Ltd. from its inception through the present day.  His office address in Durban, Republic of South Africa, has been disclosed in our previous filings.

3.	Certain Relationships and Related Party Transactions, page 27.

a.	The two paragraphs in Note 6 – Related Party Transactions were added to the disclosure under the above-referenced heading on page 27 as requested.

4.	Certain Relationships and Related Party Transactions, page 27

a.
When the Company was initially organized by Mr. Brogan, it had no assets. In order to complete the acquisition, Mr. Brogan advanced the $1,000,000 purchase price as a short-term loan to the Company. The initial Note was for a period of 75 days with no interest. After approximately two months following the acquisition, the Company paid off the short-term loan. A new loan with the terms that are disclosed in our filings was subsequently entered into between the President and the Company.

b.	We have revised the disclosure as follows:

The President of the Company paid $1,000,000 for the acquisition of InnerLight, Inc. from its shareholder, The Quigley Corporation for and in behalf of the Company, InnerLight Holdings, Inc. on February 29, 2008. The Company had no assets at the time of the acquisition. Therefore, the President paid the $1,000,000 purchase price as a short-term loan with no interest. The Company was to repay the President within 75 days with no interest. The Company paid off the loan of $1,000,000 in cash to the President on May 7, 2008.

5.	Note 3 - Business combinations – Innerlight Holdings, Inc. F-9

a.	We have revised the disclosure as follows:

The President of the Company previously served as President of the predecessor company, which was a wholly-owned subsidiary of The Quigley Corporation.  He believed that the Company would be better served as a separate entity with its own management team dedicated solely to the Company’s operations and not be divided between segments, and he believed he could provide the type of leadership needed to bring the operations back into profitability following a significant decrease in revenues.  A proposal was made by Mr. Brogan to the Board of Directors of The Quigley Corporation to acquire the predecessor company, and the final purchase price of $1,000,000 resulted from negotiations and was in excess of an independent valuation and fairness opinion obtained by the outside Directors of The Quigley Corporation.

b.
Mr. Brogan, as stated, felt he could turn the Company around with dedicated leadership and his experience in the industry. The Board of Directors of The Quigley Corporation performed its required due diligence into the valuation of its subsidiary, and the independent valuation resulted in a value of less than the purchase price. InnerLight, Inc. (the predecessor company) was in litigation with its founder, as we have disclosed, and this litigation was a factor in the valuation by The Quigley Corporation.

6.	Note 8 – Related Party Transactions – Innerlight Holdings, Inc. F-11

a.	We have revised the language of Note 8 – Related Party Transactions as follows:

"In exchange for international marketing services and distributor recruitment to expand the Company’s operations in Europe, the Company granted to two Investors and shareholders,… ".

b.
The value of the contracts with the two investors, which were entered into as of April 1, 2008, was placed on their services commencing as of April 1, 2008. They did not render services to complete the acquisition.

Thank you for your consideration.

Regards,

Heber Maughan
Chief Financial Officer
801-655-0605 t
801-655-0621 f
hmaughan@innerlightcorp.com